June 28, 2005
Via U.S. Mail and Facsimile

George B. Gregory
Polymer Holdings, LLC
700 Milam Street, 13th Floor
North Tower
Houston, TX 77002

Re:	Polymer Holdings, LLC
	Registration Statement on Form S-4
	File No. 333-123749
	Amended: June 9, 2005
	Kraton Polymers, LLC
	Registration Statement on Form S-4
	File No. 333-123747
      Amended: June 9, 2005

Dear Mr. Gregory

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      KRATON POLYMERS, LLC FORM S-4

General

1. Please comply with these comments in the Polymer Holdings LLC
Form
S-4 to the extent applicable.

Prospectus Summary, page 2
Our Company

2. In your statements throughout the prospectus where you state you believe you are the world`s leading producer of styrenic block copolymers, please specify the measure upon which you base these statements.

Supply Disruption Issues, page 7

3. Please avoid legal terms like "force majeure."

Restatement of Prior Financial Statements, page 8

4. Please consider risk factor disclosure regarding reliance on current and future financial statements and other risks relating to restatement of your financial statements.

Aggregated Options/SAR Exercises..., page 100

5. We note the last column. Please confirm that none of the options held by the named officers were in-the-money as of your fiscal year end.

Expiration Date; Extensions; Amendments; Termination, page 41

6. Please confirm that any delay in acceptance will be consistent with Rule 14e-1(c).

Raw Materials, page 57

7. Please disclose whether the operational problems of key isoprene producers, which led to the 2005 price increases, are likely to reoccur.

Liquidity and Capital Resource, page 68

8. Please disclose whether payment on your senior secured credit facility would be accelerated upon the exercise of the repurchase option by holders of the exchange notes.

Financial Statements and notes thereto

9. We reviewed your response to prior comment 44 of our letter dated
April 1, 2004 and appreciate the additional information. Based on that information we recognize that your end-use markets do not appear to be operating segments based on the criteria set forth in paragraph
10 of SFAS 131. We note on page 52 of your amended filing that you generate most of your product sales and gross margin from two primary product lines. We also note that on page 4 of your amended filing you indicate that your KRATON G product has higher performance characteristics as well as significantly higher margins than your KRATON D product. Based on this information it appears that these two principal product lines may qualify as multiple operating segments as defined by paragraph 10 of SFAS 131. If true, please explain to us why you believe the aggregation of these operating segments is appropriate based on the guidance provided in paragraph
17 of SFAS 131.

Note 1(f) - Summary of Significant Accounting Policies -
Inventories,
page F-12
Schedule II - Valuation and Qualifying Accounts

10. We note that Schedule II indicates a net increase in your inventory reserve of $2 million for the year ended December 31, 2004;
however, Note 1(f) of your financial statements indicates you had a
$3.8 million increase in your reserve. Additionally, the notes to your financial statements indicates there was a $1.6 million reduction to that reserve during the period January 1, 2003 to December 22, 2003 while your schedule II indicates a $3.6 million decrease. Please advise or revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Mindy Hooker at (202) 824-5459 or John Cash at
(202) 824-5373 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or the undersigned Branch Chief at (202) 551-3742 with any other questions.

Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Stephen H. Shalen, Esq.
	(212) 225-3999

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE